Zion Oil & Gas

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Work Program

Basic Plan

Our basic plan of operation consists of the following steps:

  Complete an engineering study of the Ma'anit #1.
  If justified before drilling another well, attempt to complete and test the Ma'anit #1.
  Enter into a drilling contract for a rig capable of drilling to 17,000 feet or more.
  Order the long lead time items
  Drill the second well on the Ma'anit structure to confirm the zones in the Triassic and, if possible, to explore the zones in the Permian
  Take full hole cores of the target formation during drilling for detailed laboratory analysis.
  Using electric wireline tools investigate and evaluate the well for productivity.
  If the cores, logs and test results indicate the presence of commercially producible oil and gas, run production casing and attempt to make the well into a commercial producer.
  If the completion attempt on Ma'anit #1 was not made already (#2 above) then do so at this time, with a more focused approach as a result of the information gathered from the second well.
  Conduct geological and geophysical investigations on the Asher permit towards the development of a drilling prospect and conversion of the permit into an exploration license.

At any time during any of the preceding steps, we might enter into negotiations to sell a portion of the Joseph Project (and our petroleum rights and prospect data) in order to spread our risk, conserve our capital and obtain co-owners with technical capability and local knowledge to supplement our efforts. There is no assurance that we will be able to attract any parties to join us. We cannot predict the terms and conditions upon which a joint venture agreement (if any) might be reached with one or more other oil and gas companies as the terms would be dependent upon the technical data that has been developed to date and the commercial and exploratory value of our holdings, as perceived by us and the professional advisers of potential partners, as well as general industry conditions at the time.

Basic Plan Modifications

If we are unable to raise at least $3,500,000 net funds during 2006 in a combination of warrant exercises, loans, foreign placements of our securities, and this offering, or we are unable to attract additional participants in the Joseph Project, we may not be able complete the steps in the Basic Plan before we no longer have sufficient funds to proceed at the minimum level. We would need to raise $14,000,000 net funds in order to complete the steps at the maximum level. Our ability to take any subsequent steps would depend upon the result of completing and testing of the Ma'anit #1 Well and/or the drilling, logging and testing of a second well ("logging" of a well is the process of lowering different tools on a wireline to measure the physical, electrical, and radiation characteristics of the wellbore and the rock formations in the immediate vicinity of the wellbore). If the results of our efforts are not encouraging, there is no assurance we would be able to raise enough money to continue our exploration program. In this case you could lose your investment.

If, following additional completion activities, the Ma'anit #1 or, if following the drilling of a second well on the Ma'anit structure, the Ma'anit #1 or the second well is productive, then we plan to use the information to raise additional money to drill additional wells. There can be no assurance that we will be successful in such endeavors.

Milestones for the Plan of Operations

We have not been profitable since inception. We therefore list below in chronological order the events that in our opinion must or should occur or the milestones, which in our opinion we must or should reach in order to become profitable. THESE MILESTONES ARE GENERAL TARGETS AND ARE NOT TO BE CONSIDERED DEFINITIVE IN NATURE.

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
The completion and testing of the Ma'anit #1 exploratory well on the license	We will mobilize and use a smaller completion rig	Depending upon the timing and amount raised in this offering and the results of engineering studies now underway, this work could be finished in late 2006 or might be delayed until early 2007
If Ma'anit #1 (or the second well) is commercial, we would have to contract for and make the first sales of oil and/or gas	Contracts with Israeli purchasers	Six months to two years following the final closing of this offering
The drilling and completion of the second well on the license	The location will be determined following the completion of the current engineering studies of the Ma'anit #1, and the well will most likely be drilled by Lapidoth based upon rig availability	Six to twelve months following the receipt of sufficient funds from our financing activities, based upon rig availability

Consequences of Delay

In the following paragraphs we set forth the probable consequences to us of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon our liquidity in view of the then anticipated level of operating costs.

If the net proceeds of this offering, the exercise of warrants, new borrowings, international financings, and production (if any) combined together provide less than $20,000,000, we may seek joint venture partners to participate in our currently planned drilling activities. The partner would be required to take a sufficiently high interest to make up the difference in the amount of funds available and the cost of drilling the second well. If the joint venture participation exceeds 50%, we may not be able to remain operator of the project, which means we would not necessarily control the timing of the project. We cannot assure you that we would be able to bring in joint venture partners in time to meet our work program obligations or, if we found the partners in time, that the terms and conditions of their participation would be favorable to us.

In the event that we are forced to "sell down" our interest in the project by bringing in a joint venture participant, the overall return to Zion would be reduced. However, a reduced interest would not mean that we would not be profitable. We would expend fewer funds due to our reduced interest and the promotion that a joint venture participant would pay. We therefore could become profitable sooner in this scenario, although our gross returns would be less.

In the event that the first wells are non-commercial, we would not become profitable until such time as we raised additional funds and drilled at least one successful commercial well. It is possible that all of our funds will be spent on unsuccessful wells, and we never become profitable.

After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure in making an investment decision. A potential investor should recognize that oil and gas exploration is risky and should not invest any more money in purchasing our common stock than he or she could afford to completely lose in the event of unsuccessful drilling.

NOTICE:Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

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